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                              June 3, 2024

       John Chen
       Executive Chairman
       FGI Industries Ltd.
       906 Murray Road
       East Hanover, NJ 07869

                                                        Re: FGI Industries Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed May 30, 2024
                                                            File No. 333-278585

       Dear John Chen:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024 letter.

       Amendment No. 1 to Form S-3 filed May 30, 2024

       PLAN OF DISTRIBUTION, page 35

   1. We note your disclosure on page 35 that the selling shareholder may from time to time sell all or a portion
of the ordinary shares beneficially owned by them and offered directly or through one or more
underwriters, broker-dealers, or agents. We also note references throughout this section
of disclosing sales by underwriters and underwriting terms in prospectus supplements
and/or other offering material. Please confirm your understanding that the retention by
the selling stockholder of an underwriter would constitute a material change to your plan of
distribution requiring a post-effective amendment. Refer to your undertaking provided
pursuant to Item 512(a)(1)(iii) of Regulation S-K.
 John Chen
FirstName  LastNameJohn Chen
FGI Industries Ltd.
Comapany
June 3, 2024NameFGI Industries Ltd.
June 3,
Page 2 2024 Page 2
FirstName LastName
       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Jonathan R. Zimmerman